EXHIBIT 12
FERRO CORPORATION AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	2008	2007	2006	2005	2004
	(dollars in thousands)
Earnings:
Pretax income from continuing operations before adjustment for income or loss from equity investees	$(57,301)	$(117,938)	$17,198	$20,521	$28,311
Add:
Fixed charges	55,528	63,381	66,657	47,586	42,993
Amortization of capitalized interest	133	562	502	389	436
Distributed income of equity investees	721	1,485	1,590	1,069	5,292
Less:
Capitalized interest	1,761	2,271	1,136	71	214

Total Earnings	$(2,680)	$(54,781)	$84,811	$69,494	$76,818

Fixed Charges:
Interest expense and capitalized interest, including amortization of discounts and capitalized expenses on debt	$54,577	$61,961	$65,563	$46,990	$42,207
Estimate of the interest within rental expense	951	1,420	1,094	596	786

Total Fixed Charges	$55,528	$63,381	$66,657	$47,586	$42,993

Preference security dividend requirements	930	1,222	1,445	2,023	1,869

Total Combined Fixed Charges & Preference Dividends	$56,458	$64,603	$68,102	$49,609	$44,862

Ratio of Earnings to Fixed Charges	—	—	1.27	1.46	1.79

Ratio of Earnings to Combined Fixed Charges & Preference Dividends	—	—	1.25	1.40	1.71

Note:
Total earnings were insufficient to cover the fixed charges for the years ended 2008 and 2007 by $58.2 million and $118.2 million, respectively, and were insufficient to cover the combined fixed charges for the years ended 2008 and 2007 by $59.1 million and $119.4 million, respectively. The insufficient earnings were primarily due to the non-cash impairment charges of $80.2 million and $128.7 million in the years ended 2008 and 2007, respectively. Accordingly, such ratios are not presented.
Fixed charges are equal to interest expense (including amortization of deferred financing costs and costs associated with the Company’s asset securitization program), plus the portion of rent expense estimated to represent interest. Costs associated with the Company’s asset securitization program were $5.8 million, $7.0 million, $5.6 million, $3.9 million, and $2.4 million in the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.